FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	2010 Annual General Shareholders’ Meeting presentation.

2010 Annual General Shareholders’ Meeting

Disclaimer

ALL RIGHTS ARE RESERVED

© REPSOL YPF, S.A. 2010

Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain on April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Index

Sector Environment

2009 Results

1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012

Energy Sector Outlook

2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa

Corporate and Financial Outlook

Index

Entorno del sector

Sector Environment

2009 Results

1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012

Energy Sector Outlook

2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa

Corporate and Financial Outlook

Macro Situation

Entorno del sector

Brent Prices

dolars per bbl

150 130 110 90 70 50 30

ene feb mar abr may jun jul ago sep oct nov dec

1Q 2010

2009

2008

2009: average price down by 37% 2010 1st Q: average price up to 72%

Source: Bloomberg & Dirección de Estudios y Análisis del Entorno de Repsol

Henry Hub Prices

Dolars per million Btu

14 12 10 8 6 4 2

ene feb mar abr may jun jul ago sep oct nov dec

2008

1Q 2010

2009

2009: average price down by 56% 2010 1st Q: average price up to 8%

Macro Situation

Entorno del sector

Refining Margins in Spain

$/bbl

12.0

10.0

8.0

6.0

4.0

2.0

0.0

-2.0

January February March April May June July August September October November December

1Q 2010

2008

2009

2009: average down by 82% 2010 1st Q: average down by 54%

Integrated R&M Margin Repsol Vs. Sector

$/bbl

12.0

8.0

4.0

0.0

-4.0

Repsol

Sector

2008

Repsol

Sector

Repsol

2009

1st Q 2010

2009: Repsol’s integrated margin was 3.5x vs Sector

Index

Resultados 2009

Sector Environment

2009 Results 1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012 Energy Sector Outlook 2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa

Corporate and Financial Outlook

2009 Results

Net Income

M €

4,000

2,000

0

39%

2,555

1,559

2008

2009

Operating Income

M €

6,000

3,000

5,020

35%

3,244

0

2008

2009

Above sector average results

Resultados 2009

2009 Results

M€ 2008 2009

E&P 2,258 781

Downstream 1,048 1,022

LNG 125 (61)

YPF 1,159 1,021

Gas Natural SDG 555 748

Corporate and Others (125) (267)

Operating Income 5,020 3,244

Financial Results (544) (468)

Income before interest, taxes and minorities 4,476 2,776

Net Income 2,681 1,744

Minority interests (126) (185)

Equity Holders of the Parent 2,555 1,559

NOTE: Data mentioned in this earnings preview related to fourth quarter 2008 and previous quarters in 2009 have been properly amended in accordance with accounting standards and as a result of the change in the accounting classification of the Group’s stake in Alberto Pasqualini Refap, S.A., so as to facilitate the comparison with fourth quarter 2009 data

Resultados 2009

2009 Results: Operating Income

M €

6,000

5,000

4,000

3,000

2,000

1,000

0

5,020

2008

(1,661)

Oil Price

(1,180)

Refining

862

Inventory

effect

(621)

Prices and

Savings Plan

in YPF

193

Gas Natural

631

Other

3,244

2009

Resultados 2009

2009 Results: Savings Plan. Expenses

EXPENSES

Number of measures: 1,190

Corporate Upstream GNL Downstream YPF

Other Trading & Transport Personnel External Services

1% 9% 14% 16% 33% 11% 11% 64% 41%

Expenses: 800 M€ less than 2008

Resultados 2009

Dividend per share and payout

Dividend per share Pay Out

1.05 66%

1.00

0.85

0.72 50% 38%

0.60

0.50 28% €/ sh. % 25% 23%

2004 2005 2006 2007 2008 2009 2004 2005 2006 2007 2008 2009

70% dividend growth since 2004

Resultados 2009

Index

Sector Environment

2009 Results

1st Quarter 2010 Results

Two years of the Strategic Plan 2008-2012

Energy Sector Outlook

2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa

Corporate and Financial Outlook

Resultados 1er Trimestre 2010

1st Quarter 2010 Results

Net Income Operating Income

Million € Million €

1,000 2,000

30% 61%

1,538

500 688 1,000

529 957

0 0

1st Q 2009 1st Q 2010 1st Q 2009 1st Q 2010

Improvement in results in all segments

Resultados 1er Trimestre 2010

1st Quarter 2010: Operating Income

87 (258)

Million € 284

1,600 225 1,400 432

1,538

1,200

1,000 (189) 800

600 957 400

200

0

1st Q 2009 Upstream Refining Inventory YPF Gas Natural Corporate & 1st Q 2010 Prices & Margin Effect Prices & Fenosa Others Volumes Volumes

Resultados 1er Trimestre 2010

Index

Sector Environment 2009 Results 1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012 Energy Sector Outlook 2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa Corporate and Financial Outlook

Dos años del Plan Estratégico 2008-2012

Why this strategy update?

Very successful exploration, with Repsol among the top explorers worldwide in 2008 and 2009

Expected CAPEX increases in the medium term given our success in exploration

Financial crisis has changed economic environment, specially in downstream business

• Strategy update driven by significant changes in industry and Repsol’s specific context

• We will deliver on our commitments and develop the next wave of growth

Dos años del Plan Estratégico 2008-2012

Repsol Group has achieve significant progress on its Strategic Plan 2008-2012

Integrated core business

Down-stream Up-stream

GNL

Delivering a stronger and enhanced portfolio of key growth projects

Exploration performance set the foundations for future organic growth

Improved operational performance in all businesses

Divestment of non-core assets on track

Operated Key Shareholding

YPF

Divestment of 15% to local partner

Recovery of energy prices in Argentina improving sector attractiveness

Better resilience to crisis than industry average

Non-operated Key Shareholding

gasNatural fenosa

Enhanced growth and value through UF acquisition

Synergies delivery on track

Shareholder returns, Financial discipline and

Social corporate responsibility

Significant delivery on a stronger and enhanced portfolio of key growth projects

Dos años del Plan Estratégico 2008-2012

Downstream Upstream & GNL

In operation in 2011

Bilbao (Spain)

In operation in 2011

Cartagena (Spain)

In re-evaluation

Sines (Portugal)

In operation

Shenzi (US GoM)

In operation

I/R (Libya)

In re-evaluation

Bloque 39 (Peru)

FID in 2009

Reggane (Algeria)

FID in 2011

Carioca (Brazil)

New Brunswick

Canaport (Canada)

in operation In operation in 2Q 2010

Peru LNG (Peru)

ECUADOR

Exploration

New key growth project not derived from exploration

New key growth projects

Guará (Brazil)

Piracucá (Brazil)

Kinteroni (Peru)

Margarita-Huacaya (Bolivia)

Cardón IV (Venezuela)

Discoveries under study

Panoramix (Brazil)

Iguazú (Brazil)

Abaré West (Brazil)

Buckskin (US GoM)

Montanazo-Lubina (Spain)

NC-200 (Libya)

NC-186 Y1 (Libya)

Tangier-Larache (Morocco)

Venus (Sierra Leone)

Carabobo (Venezuela)

Assets as growth guarantee

Summary

Repsol is…

Positioned for growth

Having…

Strong optionality value

And…

Sound financial position

Accomplishing the transformation of Repsol Upstream into the Group’s growth engine through key attractive current projects

Leverage on strong recent exploration track record to create value from current exploration pipeline

Benefit from enhanced best-in-class Downstream assets to capitalize market recovery

Capture the hidden value of YPF and flexibility regarding Gas Natural

Strong balance sheet to fund future growth

Large and stable dividend stream from YPF and Gas Natural

Dos años del Plan Estratégico 2008-2012

Index

Sector Environment 2009 Results 1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012

Energy Sector Outlook 2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa Corporate and Financial Outlook

Perspectivas sector energético

Oil & Gas Outlook

2008-2009: High volatility and drop of demand.

Progressive improvement based on Emerging Countries growth.

E&P Investment to offset decline: attractive prices in the medium and long term.

Environmental policies encourage the use of Natural Gas.

Decoupling of oil / gas prices.

Improvement of refining margins:

– Widening of light-heavy crude oil spread.

– Increasing installed capacity utilization.

– Balancing Supply-Demand of Middle distillates.

Perspective sector energético

Index

Sector Environment 2009 Results 1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012 Energy Sector Outlook 2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa Corporate and Financial Outlook

Horizonte 2014

Delivering on our commitments and developing the next wave of growth

Upstream and GNL

Downstream

Accomplishing the transformation of Repsol Upstream into the Group’s growth engine

Deliver key growth development projects

Production growth of 3-4% p.a. to 2014 and higher to 2019

Around 90% of production increase to 2014 based on projects already in development

Leveraging very successful exploration activity

Presence in some of the most attractive upstream areas worldwide: Brazil and GoM

Reserve replacement ratio for the period above 110%

Optimize return on capital and improve competitiveness through targeted conversion expansion Leading competitive position as an integrated player in Spain Completion of two key growth projects (Cartagena and Bilbao) by end of 2011

Repsol will be among the European companies with highest conversion (63% FCCeq.)

Increase middle distillates production by 25% to serve the Spanish market, with structural gasoil deficit

From 2012 on, leveraged to capitalize the upside and solid cash generation from premier integrated position in the European downstream

Horizonte 2014

Delivering on our commitments and developing the next wave of growth

Capturing the hidden value of YPF with less risk and higher profit

YPF

• YPF business showing significant resilience in difficult economic environment

• Managing the transition into a more open energy market

• Rigorous capital allocation to ensure value creation

• Sustain crude production though enhanced oil recovery

• Deliver results and dividends

gasNatural fenosa

Creating a vertically integrated leader in gas and power

• A stronger less volatile company after Union-Fenosa acquisition

• Doubling its size and anticipating completion of the previous Strategic Plan

Enhancing the potential of Repsol's LNG business

Portfolio

Portfolio management

• Divestment of additional YPF equity share and non-performing / non-core assets to rebalance portfolio

• Options to materialize value of our balance sheet through selective divestments

Horizonte 2014

Index

Sector Environment 2009 Results 1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012 Energy Sector Outlook 2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa Corporate and Financial Outlook

Horizonte 2014

Repsol Upstream: A succesful transformational story

	Year 2005	Year 2009	
Production (Mboe)	158 (106 Mboe adjusted by contractual changes)	122	
Exploration investment (M€)	230	600	
Annual Contingent Resources added (MBoe)	93	700 [1]	
RRR (%)	15%	94%	
Upstream Core areas	•North Africa •Latam North	•North Africa •Latam North	•US GoM •Brazil
Portfolio of key projects	•Gassi Touil (Algeria) •Canaport (Canada)	•Shenzi (US GoM) •I/R (Libya) •Canaport (Canada) •Peru GNL •Kinteroni (Peru) •Margarita-Huacaya (Bolivia)	•Guará (Brazil) •Carioca (Brazil) •Piracucá (Brazil) •Reggane (Algeria) •Carabobo (Venezuela) •Cardón IV (Venezuela)
Technical staff	864	1,487	

1. Contingent resources evaluated at February 2010. Brasil evaluated by independent consultant

Horizonte 2014



Higher growth potential, greater visibility and lower risk

Repsol Upstream success built on human, technical and technology capabilities

Horizonte 2014

Strategic investment in human capital to support the growth

New organizational structure set up, including global Exploration Division Redesign and standardization of technical and business processes

Implementation of Quality of Operations organization

Increased accountability throughout the organization

Since 2005, transforming Upstream organization and processes

Technical staff size

(#)

2,000

1,000

0

2004 2005 2006 2007 2008 2009

699

864

984

1,176

1,377

1,487

Very successful exploration performance to deliver future growth

Horizonte 2014

Upstream discoveries in 2008 and 2009

US GoM

Buckskin

Venezuela

Perla 1

(Cardón-IV)

Colombia

Cosecha Z

Cosecha Y Norte

Capachos Sur 1

Peru

Kinteroni

(block 57)

2008 Bolivia

2009 Huacaya X1

Operated by Repsol

Spain

Lubina

Montanazo

Morocco Libya

Anchois 1

Y1 (NC 186)

Barracuda (NC-202)

Sierra Leone

Venus B-1

Algeria

Brazil AZSE-2

Guará AL-2 (Berkine)

Iguazú

Piracucá KLS-1 (Reggane)

Panoramix OTLH-2 (Ahnet)

Abaré Oeste TGFO-1 (Ahnet)

Vampira

Average 2008-2009 exploration investment

(€ M) 1,000 +21%

714

750 591

500

250

0

Strategic Plan 2008-12 Real

Succesful exploration track record in 2008 and 2009 drove higher investment requirements

New contingent resources (*)

(Mboe)

700

800 652

600 446

400

200 127

0

2006 2007 2008 2009

(*) Contingent resources evaluated at February 2010. Brazil evaluated by independent consultant.

Outstanding exploration track record

Horizonte 2014

3 Repsol discoveries among top 5 in 2008...

...and 1 among top 5 in 2009(1)

World Top 5 Discoveries, 2008 World Top 5 Discoveries, 2009

Country Basin Block/field Country Basin Block/Field

Brazil Santos Iara Iraq Zagros Fold Belt Miran West 1

Brazil Santos Jupiter Australia Browse Poseidon 1

Brazil Santos Guará Venezuela Alta Guajira Perla 1X

Peru Ucayali Kinteroni 1X Brazil Santos Corcovado

Bolivia Chaco Huacaya Israel Levantine Deep Marine Tamar 1

Discovers were Repsol is present

A total of 24 discoveries in 2008 and 2009

1. According to IHS

Repsol Upstream: ¿Where we are?

Horizonte 2014

Net production (boe/d) Net proved reserves 2P Reserves and net contingent

2009 2009 reosurces(1)

2009

1 1

15 14 7

27 36 9 37

11

44

46 40 12

334,000 barrels of oil equivalent 1,060 million barrels of oil 3,243 million of barrels of oil equivalent equivalent

1. Brazil Contingent resources evaluated by independent consultant North Africa US and Brazil Trinidad Latam (ex Brazil) Other regions

NOTE: Upstream not includes YPF

Strong pipeline of Upstream and LNG projects

Horizonte 2014

Shenzi

(GOM)

FID: 2006

Production:

121 kbbl/d

I/R (Libya) Canaport Perú LNG

FID: 2007 Start-up: 3Q 2009 Start-up: 2Q 2010

Production: Capacity Capacity

75 kboe/d 10 Bcma 6 Bcma

Carabobo

(Venezuela)

Kinteroni (Peru) Carioca (Brazil)

FID Pending (2012)

Production:

400 kboe/d

Reggane

FID: 2009(Algeria)

Production: Production: FID Pending (2011)

40 kboe/d Production:

113 kboe/d

FID: 2009

Margarita– Guará (Brazil) Production: Piracucá

Pending (2010)

Huacaya 8 Mm3/d(Brazil)

(Bolivia) Cardón IV

(Venezuela)

Production: FID Pending increase: (2010) 250 kboe/d FID Pending (2011) FID Production: Pending (2011)

85.9 kboe/d Production: 25.8 kboe/d

8.5 Mm3/d

US GoM

Buckskin

Shenzi G-104 & Shenzi-8: increase the potential of the current fields and the North flank

Brazil

Abaé, Abaré West & Iguazú in BM-S-9 Panoramix: new discovery in BM-S-4

Morocco Tangier-Larache, first discovery success in Moroccan offshore

Sierra Leone & West Africa

Venus B-1, first offshore discovery in an unexplored area

Start Up 2008 2009 2010 ... 2012 2013 2014 2015 ... beyond

Liquides Gas LNG

Note: All production figures indicate gross plateau production.

Developing new growth areas via exploration

- Over US$ 700 M of annual investment in exploration in 2010-2014
- Various recent discoveries and valuable exploratory domain
- Support high future growth potential
- Rigorous conditions for investment
  - Profitability
  - Portfolio fit


Alaska
Strong positioning with a significant number of offshore exploration blocks in Chukchi Sea and Beaufort sea
Canada
Three offshore exploration blocks in Newfoundland an Labrador
Norway
3 news blocks awarded
US GoM
Bucksin and Shenzi
Additional exploration and development activity with potential new discoveries
Brazil
BM-S-9 (Abaré, Abaré West and Iguazú) and BM-S-48 (Panoramix)
West Africa
Exploration blocks in Sierra Leone an Liberia


Horizonte 2014

Our focus in exploration activity will continue yielding new growth platforms

Upstream y GNL: Updated targets 2010-2014

Horizonte 2014

Net Production

(Mboe)

250 200 150 100 50 0

Note: All figures exclude Argentina

Exploration & contingent resources Key growth projects Currently Producing Assets

Total Reserves

(Mboe)

2,000

1,500

1,000

500

0

Reserves end Aditional Production Reserves end

2009 2014

Production growth 3-4% p.a. to 2014

and higher to 2019

Proved reserve replacement

ratio greater than 110%

Index

Horizonte 2014

Sector Environment 2009 Results 1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012 Energy Sector Outlook 2014 Horizon

Keys for generating value in the next years

Upstream and Liquefied Natural Gas (LNG)

Downstream

YPF

Gas Natural Fenosa

Corporate and Financial Outlook

Downstream

Horizonte 2014

Refining Leadership position

#1 Refiner in Spain

–Integrated Refining System with high conversion: 5 refineries operated as a single one

–Diesel deficit in Europe and specially in Spain

#1 Refiner in Peru

Marketing and Trading Highly efficient and integrated

Efficient network of 4,430 service stations 41% market share in Spain 20% market share in Portugal Integrated with refining system Leadership in Peru

– Integrated with refining system

LPG

World Leader with focus in core markets

#1 market position in key markets where we operate: -Spain and LatAm

#4 World LPG company by volume

A leader in LPG operational productivity

Petrochemicals Regional focus and integration

#1 producer in Iberian Península and leading market shares in Iberia an Southern Europe.

High integration with refining

Leading integrated Downstream position

Consistent leadership position

Repsol leveraging strong competitive position as integrated player

Range of the R&M segment operating margin of selected companies(1)

Note: R&M margin calculated as CCS/LIFO-Adjusted operating profit of the R&M Segment divided by the total volume of crude processed (excludes petrochemical business) (1) 14-peer-group including Majors, integrated oil companies and R&M independents

2005 2006 2007 2008 2009

Priorities for Downstream business

Optimization of return on capital employed Maintaining and strengthening competitiveness

Horizonte 2014

Downstream: Key projects, delivering on time within budget…

Cartagena

Capacity increase of 120 kbpd up to 220 kppd

New hydrocracker (2.5 Mtpa) and new coker (3 Mtpa)

•Conversion improvement to +76% FCC eq. from 0% today (up to 92% w/o Lubes)

Total investment 3,200 M€ (2007-2012)

•1,800 M€ in 2010-2012

Start-up: 3Q 2011

Bilbao

New coker unit (2 Mtpa)

•Conversion improvement of +32% FCC eq. to 63%

Total investment 800 M€ (2007-2012)

•400 M€ in 2010-2011

Start-up: 3Q 2011

• The projects will add 2-3$/bbl of margin to Repsol’s refining system in Spain

• Both projects developing better than planned (Capex savings of 200 M€ from budget)

• From 2012 on, solid cash generation from premier integrated position in the European downstream

Horizonte 2014

Downstream: … to strengthen our competitiveness

%FCC equivalent

100% 80% 60% 40% 20% 0%

1Q 2Q 3Q 4Q

Cartagena 2012

Bilbao 2012

Bilbao today

Cartagena today

Improved capacity to process lower quality crude oils and to produce high quality diesel

0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17

La Coruña Puertollano Tarragona Mbpd

Nota: %FCC equivalent without Lubes of Cartagena and Puertollano of 92% and 79%, respectively

In 2012, Repsol will be one of the European companies with the highest conversion ratio (first quartile of industry)

Horizonte 2014

Focus on efficiency and profitability

Marketing

Maximize value of efficient networks Integrated Operations

LPG

Sustain worldwide leadership with targeted strategy per country Profitable growth in Latam with best-in-class operations

Petrochemicals

Focus on cost reduction and strict capex allocation Limited exposure (4% of total Capital Employed)

Carbon management and new energies

Advanced biofuels, from 2nd generation to synthetic biology CDM and carbon capture and storage projects New transport energy drivers Providing synergies with Repsol’s ongoing business

Moving towards a less carbon intensive company

Horizonte 2014

Downstream: Update targets

Distillation capacity

(kbpd)

1.500

1.000

500

0

+16% 890 770

2010 2012

Conversion

(Equivalent FCC %)

80 + 47% 63

60

43

40

20

0

2010 2012

Middle distillates production

+25%

(Presente=100) 125

150

100

100

50

0

2010 2012

Gravity of crude

-2,8

(º API)

40 32,1 29,3

30 20 10

0

2010 2012

Sulphur content of crude

(%) +0,4 pp

3

2,0

2 1,6

1

0

2010 2012

Repsol Spanish refining system footprint set to further increase competiveness

Horizonte 2014

Index

Sector Environment 2009 Results 1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012 Energy Sector Outlook 2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa

Corporate and Financial Outlook

Horizonte 2014

YPF

Exploration & Production Leadership

Leading producer

• 2009 production: 111 Mbbl of crude(1) (~39% share of total liquids production in Argentina) and 98 MBoe of gas (~36% share)

• 2009 Proven Reserves: 540 Mbbl crude and 483 Mboe gas

Refining and Logistics Leadership

Leading refiner

Total refining capacity: 333,000 bpd (53% share of total capacity in Argentina)

High conversion and complexity Over 3,000 km of oil pipeline and multiproduct pipeline

Marketing Leader in market share

Leading marketer in the country (58% market share in diesel and 55% in gasoline)

1,632 service stations (2)

Petrochemicals Integrated

Petrochemical business fully integrated with refining and E&P (natural gas) Production of 1.8 M tpa (>27% exports sales)

(1) Crude oil, condensed and liquids (2) 35 Refinor’s service stations not included

The leading energy company in Argentina

Horizonte 2014

YPF: Capturing the hidden value

YPF business showing significant resilience in difficult economic environment Continue managing the transition period into a more open energy market Invest in E&P to increase the recovery of oil fields Renew licenses of key concessions: Mendoza, Chubut, Santa Cruz and Rio Negro Develop the unconventional gas opportunities as market conditions progress Rigorous capital allocation to ensure value creation

Managing to deliver growing results

Horizonte 2014

YPF: Business showing significant resilience in difficult worldwide economic environment

EBITDA and dividends paid by YPF to Repsol

US$ M

5,000

4,300

4,087 3,702 3,729 3,987 3,990 4,033 4,123

4,000 3,605 Average EBITDA

3,267 3,882

3,000

2,000

Average Dividendo

1,000 1,186

0

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

YPF EBITDA

EBITDA reduction in 2009 well below industry average

Horizonte 2014

Index

Sector Environment 2009 Results 1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012 Energy Sector Outlook 2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa

Corporate and Financial Outlook

Horizonte 2014

Gas Natural Fenosa: Repsol's view

Creating a vertically integrated leader in gas and power

- Complementary power assets in Spain
- Stronger Gas and LNG portfolio
- Very complementary international portfolio
- Realization of portfolio and synergies value
- EBITDA 2012 target achieved

The acquisition allows GN to surpass its operating Strategic plan targets.

	2008-12 GN Target Growth	Actual GN Fenosa 2009	Completion of Target 2012 (%)
CCGTs (GW)	+3.3	+4.8	143%
Renewables (GW)	+0.6	+3.3	550%
Clients (million.)	+4.3	+9.2	215%
Regas plants(#)	+1	+2	200%
Liquefaction plants(#)	+1	+2	200%

Horizonte 2014



- **To contribute to EBITDA and cash flow stability of Repsol**
- **To enhance the potential of Repsol's LNG business**

Index

Sector Environment

2009 Results

1er Quarter 2010 Results

Two years of the Strategic Plan 2008-2012

Energy Sector Outlook 2014 Horizon

– Keys for generating value in the next years

– Upstream and Liquefied Natural Gas (LNG)

– Downstream

– YPF

– Gas Natural Fenosa

Corporate and Financial Outlook

Perspectivas corporativas y financieras

Strengthening the performance of our asset base

Strong focus on cost management and operational performance

More than 1,100 on-going cost reduction initiatives

Operational excellence transformation program (GoP) in place in all downstream businesses

Active sourcing and supply contract review

800 M€ operating costs savings achieved in 2009 and consolidated in the future

Divestments of non-core assets on track

2008-2009 Divestments already executed

10% CLH

Marketing Chile

Marketing Brasil

Marketing Ecuador

PMMA Chemicals

LPG Bolivia and Morocco

Real State: Repsol Tower in Madrid

Other minor financial and real state assets

Total pre-tax cash flow from Divestments ~1,700 M€

Our objective is to maintain and consolidate opex savings, and to continue with divestments of non-core assets and YPF

Perspectivas corporativas y financieras

Progressing in Safety and Corporate social responsibility

Corporate Social Responsibility

Internationally recognized for transparency and social responsibility

–Dow Jones Sustainability Index member

–Gold Class recognition in PWC and Sustainable Asset Management (SAM) Sustainability Yearbook (third consecutive year).

– Acknowledged by Empresa y Sociedad Foundation as the Spanish employer creating more jobs for people with disabilities

– Aeca recognition of Best Internet Website

Working with local communities

Internationally recognized for transparency and social responsibility

Perspectivas corporativas y financieras

Repsol 2010-14: Capex plan

Cumulative capex (2010-2014) – B€

Total Group capex 2010-2014: 28.5 B€

Perspectivas corporativas y financieras

Shareholder returns and financial discipline

Maintaining a high dividend policy in a challenging economic environment

Active financial management through the cycle

Net Debt + Preferred Shares / Capital Employed (%)

High flexibility to manage leverage, if necessary

Perspectivas corporativas y financieras

Financial outlook and guidelines

Financial Outlook: Cash movements in 2010-2014(1)

Commitment to maintain strong operational performance and financial discipline to deliver the next wave of profitable growth

(1) Assumed scenario: Brent crude price: 70 $/bbl (2010), 90$/bbl (2014); Henry hub price: 5 $/Mmbtu (2010), 5.5 $/MMBtu (2014); NWE Brent cracking margin: 2,27 $/bbl (2010), 3.32 $/bbl (2014) Exchange Rate 1,35 $/€ post 2010. (2) Includes net financial expenses (3) Includes divestment of YPF to 51% and other non-core assets (4) Consolidating Gas Natural Fenosa under equity method, cash available for dividends, minority interest and debt would be around 10 B€

Perspectivas corporativas y financieras

Summary

Repsol is…

Positioned for growth

Having…

Strong optionality value

And…

Sound financial position

Accomplishing the transformation of Repsol Upstream into the Group’s growth engine through key attractive current projects

Leverage on strong recent exploration track record to create value from current exploration pipeline

Benefit from enhanced best-in-class Downstream assets to capitalize market recovery

Capture the hidden value of YPF and flexibility regarding Gas Natural

Strong balance sheet to fund future growth

Large and stable dividend stream from YPF and Gas Natural

Perspectivas corporativas y financieras

2010 Annual General Shareholders’ Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 5th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director